Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-265497

KLA Corporation

$500,000,000 4.700% Senior Notes due 2034

$250,000,000 4.950% Senior Notes due 2052

Pricing Term Sheet

This term sheet provides information concerning a reopening (as discussed below) of KLA Corporation’s 4.950% Senior Notes due 2052 described under “Description of Notes” in the Preliminary Prospectus Supplement dated January 30, 2024 to the Prospectus dated June 9, 2022.

Issuer:	KLA Corporation

Format:	SEC-Registered

Expected Ratings*:	A2/A-/A (Moody’s/S&P/Fitch)

Trade Date:	January 30, 2024

Settlement Date**:	February 1, 2024 (T+2)

Joint Book-running Managers:	Citigroup Global Markets Inc. BofA Securities, Inc. J.P. Morgan Securities LLC BNP Paribas Securities Corp. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-managers:	Academy Securities, Inc. ICBC Standard Bank Plc Scotia Capital (USA) Inc. Truist Securities, Inc. Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

Use of Proceeds:	We intend to use the net proceeds of this offering for general corporate purposes, including the repayment of outstanding indebtedness at or prior to maturity, and repurchase shares of our common stock pursuant to our previously announced share repurchase programs

Security Description:	4.700% Senior Notes due 2034 (the “2034 Notes”) 4.950% Senior Notes due 2052 (the “2052 Notes”)

Principal Amount:

2034 Notes: $500,000,000

2052 Notes: $250,000,000. The 2052 Notes offered hereby will be part of the same series of notes as the $1,200,000,000 aggregate principal amount of 4.950% Senior Notes due 2052 issued and sold by KLA Corporation on June 23, 2022 (the “Existing 2052 Notes”). Upon settlement, the 2052 Notes offered hereby will be fungible and treated as a single series with the Existing 2052 Notes, and the aggregate principal amount of the Existing 2052 Notes, together with the 2052 Notes offered hereby, will be $1,450,000,000

Coupon:	2034 Notes: 4.700% 2052 Notes: 4.950%

Maturity Date:	2034 Notes: February 1, 2034 2052 Notes: July 15, 2052

Offering Price:

2034 Notes: 99.393% of face amount

2052 Notes: 97.861% of face amount, plus $550,000 of aggregate accrued interest from and including January 15, 2024 to, but excluding, the settlement date for the notes offered hereby, which corresponds to $2.20 per $1,000 principal amount (assuming the settlement date is February 1, 2024)

Yield to Maturity:	2034 Notes: 4.777% 2052 Notes: 5.093%

Spread to Benchmark Treasury:	2034 Notes: T+72 basis points 2052 Notes: T+80 basis points

Benchmark Treasury Issue:	2034 Notes: 4.500% due November 15, 2033 2052 Notes: 4.125% due August 15, 2053

Benchmark Treasury Price and Yield:	2034 Notes: 103-17+ / 4.057% 2052 Notes: 97-06+ / 4.293%

Interest Payment Dates:	2034 Notes: February 1 and August 1 of each year, commencing August 1, 2024 2052 Notes: January 15 and July 15 of each year

Optional Redemption:	2034 Notes: Make-whole call at T + 15 basis points; Par call on or after November 1, 2033 2052 Notes: Make-whole call at T + 25 basis points; Par call on or after January 15, 2052

Repurchase Upon Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. See “Description of Notes — Repurchase upon change of control triggering event” in our Preliminary Prospectus Supplement dated January 30, 2024

Denominations/Multiples:	$2,000 x $1,000

CUSIP:	2034 Notes: 482480 AP5 2052 Notes: 482480 AM2

ISIN:	2034 Notes: US482480AP59 2052 Notes: US482480AM29

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, BofA Securities, Inc. toll-free at 1-800-294-1322 or J.P. Morgan Securities LLC collect at 1-212-834-4533.